December 3, 2004

Via Facsimile (212) 455-2502 and U.S. Mail

Anjan Mukherjee
Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

	Re:	Celanese Corporation
Form S-1 filed November 3, 2004
File No. 333-120187

Dear Mr. Mukherjee:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include the offering price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please include the number of shares offered and other information left blank in the prospectus.
You may include in brackets information that could change prior to effectiveness. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

2. All exhibits are subject to our review. Accordingly, please file all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. Also, it is unclear why the interim financial statements are for Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. and Subsidiaries when they are not on the Corporate Structure chart on page 39. Please revise to label the interim financial statements "Celanese Corporation" or explain to us why the current label is correct.

4. Provide a currently dated consent from the independent public accountants in the amendment.

Experts

5. Your disclosures refer to an independent valuation firm (pages 53 and 56), actuaries (pages 62 and F-79) and use of appraisals (pages 55, 62, F-80 and F-91). Please identify each of these experts and provide their consents or delete all your references to them. Refer to Section 436(b) of Regulation C.

Non-GAAP Measures

6. Please revise disclosure regarding your non-GAAP measures throughout the document as discussed in our conference call of November 9, 2004. Specifically, please address the following:

* Remove the third and fourth bullets of the discussion of EBITDA as well as the discussion regarding Adjusted EBITDA under the caption of Special Note Regarding Non-GAAP Financial Measures that begins on page 30, as these discussions and descriptions do not comply with Item 10(e) of Regulation S-K.
* The table on page 103 presenting the calculation of Adjusted EBITDA should be revised to include only the period for which the covenant calculation is presented on page 102.
* The covenant calculations on page 102 must follow the defined terms of each covenant. In this regard, an investor must be able to easily recalculate the ratios.

Market Share, Ranking and Other Data, page iii

7. Refer to the first paragraph below this subheading. Please revise the second sentence to remove the statement that "there can be no assurance as to the accuracy or completeness of included information." You are responsible for the accuracy and completeness of information that you include in the document.

Celanese Corporation; page 1

8. Please balance your discussion of your financial information by disclosing, for example, your leveraged position and how much of your revenues in 2003 and your stub period was attributed to acquisitions.

Business Strategies; page 3

9. This entire section is extremely vague. You may retain it but please revise to include specifics that give investors a balanced discussion of your business strategies and the reasons that you need
to implement certain business strategies.    For example:
* We note your disclosure in the first bullet point that your "advanced process control projects generate significant savings in energy and raw material while increasing yields in production units." Please quantify and state these significant savings and increased yields for 2003 and your stub period.
* In the third bullet, please balance your disclosure by discussing your operating cash flows in 2004.

The Transactions; page 4

10. Please briefly state here the plans with respect to the remaining 16% of the Celanese Shares.

11. Please consider adding an organizational chart to depict the ownership and corporate structure of Celanese before and after the transactions. We note your chart at page 39.

Recent Developments; page 4

12. We note the agreement to acquire Acetex Corporation. Tell us whether this acquisition meets the significance tests under Rule 3-05 of Regulation S-X. Specifically, tell us the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Acetex Corporation for the year ended December 31, 2003.

Risk Factors; page 11

13. Consider whether there are any risks related to your captive insurance companies. Disclose if material.



Restrictive covenants in our debt instruments...; page 16

14. Please confirm to us supplementally that you are in compliance with all of the terms of your outstanding debt and required ratios. In the event you are not in compliance, disclose which terms you are not meeting and the potential consequences.

Significant changes in pension fund investment...; page 23

15. We note that you expect to make a significant pension fund contribution by the end of 2004. If your pension plans are not adequately funded at this time, please disclose this and quantify any shortfall amount.

We are a "controlled company" within the meaning of The New York Stock Exchange rules...; page 25

16. We note your disclosure on page 155 that the company "intends to avail itself of the `controlled company` exception." Please tell us supplementally whether you have received feedback from the New York Stock Exchange that confirms your risk factor subheading.

The Recent Restructuring; page 39

17. Please revise so that the font size of all text used in the chart is enlarged to match the font size used in your footnotes.

Use of Proceeds; page 41

18. Please state here the information required by Instruction 4 to
Item 504 of Regulation S-K.  You may then delete your cross-reference.

Unaudited Pro Forma Financial Information; pages 46 - 56

19. We note that the pro forma balance sheet gives effect to the Recent Restructuring, which refers to the internal restructuring of certain of your operations as described in The Recent Restructuring on page 39. It is unclear whether the restructuring of your acetate business as explained in Recent Developments on page 4 is also reflected in the Unaudited Pro Forma Financial Information. In this regard, please provide disclosure in the headnote or footnotes to the pro forma financial information to clarify.

20. Please expand footnote (d) and (d)(1) on page 49 to better clarify the $309 adjustment to total shareholders` equity.

21. Please disclose your earnings per share calculation as explained in footnote (g) on page 56. Confirm that your calculation is in conformity with SAB Topic 1B3.

Intellectual Property; page 142

22. We note your statement that "[w]e believe that the loss of no single patent which may expire in the next several years will materially adversely affect our business or financial results." Please supplementally advise us whether expiration of several patents may take place in the next several years and whether this expiration in the aggregate may adversely affect your business or financial results.

Environmental and Other Regulation; page 142

23. We note your disclosure at the bottom of page 143 that new air regulations in the U.S. could significantly increase compliance costs in 2007. Please provide more detail here, including quantification, if available. Also consider adding information to your risk factors concerning these increased costs.

24. Please update as to whether a final ruling is available concerning VAM and explain the impact on the company. We note your disclosure on page 144 that a final ruling is expected at the end of 2004.

25. Consider adding subheadings to this section similar to the way you use subheadings in your Legal Proceedings section.

Legal Proceedings; page 150
Plumbing Actions; page 150

26. Please briefly summarize the material provisions of the settlement agreement you mention in the first paragraph at the top of page 152.

Principal Stockholders and Beneficial Owners; page 158

27. With respect to each entity listed as a selling shareholder, supplementally advise us whether it is a broker-dealer or whether it is affiliated with broker-dealers. We may have further comments.

Certain Relationships and Related Party Transactions; page 160

28. Please disclose whether you believe that the transactions described are on terms at least as favorable to the company as it would expect to negotiate with unrelated third parties.

Transaction and Monitoring Fee Agreement; page 160

29. Please name the affiliate of the Sponsor here and elsewhere in your document, for example at page 53.

30. Please file as an exhibit the transaction and monitoring fee agreement with the Sponsor.

31. Please revise to explain what you mean by "certain structuring, advisory and management services."

Shareholders` Agreement; page 161

32. Please briefly summarize the "certain exceptions" you mention in the third paragraph.

Registration Rights Agreement; page 162

33. Please briefly summarize the "certain exceptions" you mention in the first paragraph.

Description of Indebtedness; page 163
Guarantee and Security; page 166

34. We note your disclosure "secured by assets on a silent second basis." Please revise to explain what this means.

Underwriters; page 184

35. We note that you have not yet named your underwriters. We will have comments concerning your underwriters section after you have named your underwriters.

Celanese Consolidated Balance Sheet

36. Please provide a pro forma balance sheet along side your historical balance sheet to reflect the $355 million planned distribution to owners (but not giving effect to the offering proceeds) in accordance with Staff Accounting Bulletin Topic 1B.3.

37. Pro forma per share data should also be presented for the latest year and interim period giving effect to the number of shares whose proceeds would be necessary to pay the distributions. Expand your disclosures to clarify why this pro forma information is being
presented and how you have calculated such amounts.   Refer to SAB
Topic 1B.3 for details.

Note 27. Business and Geographical Segments

38. As we discussed in our conference call on November 9, 2004, please expand your disclosures to include product information as differentiated by your business lines or tell us how your current disclosures complies with paragraph 37 of SFAS 131.

Recent Sales of Unregistered Securities; page II-2

39. For each sale, please disclose the consideration received. Refer to Item 701(c) of Regulation S-K.

40. Please also state the exemption from registration relied on for each transaction, including a brief statement of the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Exhibits; page II-2

41. Please file the Domination Agreement or advise us supplementally as to why you did not file this agreement as part of this registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting comments to Marie Trimeloni at (202) 942-1860, or in her absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-1887 or the undersigned at (202) 942-1950.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

Anjan Mukherjee
Celanese Corporation
December 3, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

       DIVISION OF
CORPORATION FINANCE